Filed by Founder SPAC

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Founder SPAC

Commission File No.: 001-40910

Rubicon Announces Nomination of Paula Henderson to its Post-Combination Board of Directors

SAS Executive Vice President to bring experience creating transformational digital solutions to Rubicon

Lexington, Kentucky, July 14, 2022 -- Rubicon Technologies, LLC (“Rubicon” or the “Company”), a leading digital marketplace for waste and recycling and provider of innovative software-based solutions for businesses and governments worldwide, today announced the nomination of Paula Henderson, Executive Vice President and Chief Sales Officer, Americas, at SAS, to its Board of Directors (the “Board”) upon the closing of the Company’s previously announced business combination with Founder SPAC (Nasdaq: FOUN) (“Founder”).

“I am thrilled that Paula Henderson has been nominated for election to the post-combination Rubicon Board,” said Nate Morris, Chairman and CEO of Rubicon. “Paula has a well-earned reputation as a tireless leader, strategist, and executive. She has been a driving force at SAS, helping grow the company year after year. I know she will bring that same dedication and leadership to our Board.”

As Executive Vice President and Chief Sales Officer, Americas, at SAS, Ms. Henderson leads dedicated teams across government, financial services, healthcare, life sciences, consumer packaged goods, manufacturing, energy, and telecommunications. SAS helps clients apply the power of data and analytics to improve their operations, better serve their customers, and tackle humanitarian issues around natural disasters, opioid abuse, suicide prevention, and much more.

“Rubicon and SAS share a commitment to creating a cleaner, healthier, and safer world through technology and innovation,” said Ms. Henderson. “I look forward to working with Nate and my fellow board members to explore new opportunities to reduce waste in ways that not only benefit the planet but have bottom-line business value.”

Outside of SAS, Ms. Henderson serves on the Executive Roundtable board for the North Carolina State Chamber and as the Chair of Roadside Alliance, a nonprofit that raises money for highway beautification. She is also on the boards of the North Carolina State University College of Science, the Institute for Emerging Issues, Prevent Child Abuse North Carolina, and First Flight Venture Center, Inc. Ms. Henderson received her MBA from Meredith College and her BS from North Carolina State University.

About Rubicon

Rubicon is a digital marketplace for waste and recycling, and provider of innovative software-based solutions for businesses and governments worldwide. Creating a new industry standard by using technology to drive environmental innovation, the Company helps turn businesses into more sustainable enterprises, and neighborhoods into greener and smarter places to live and work. Rubicon’s mission is to end waste. It helps its partners find economic value in their waste streams and confidently execute on their sustainability goals. Learn more at Rubicon.com.

Rubicon previously announced an agreement for a business combination with Founder , which is expected to result in Rubicon becoming a public company listed on the New York Stock Exchange (“NYSE”) under the new ticker symbol “RBT” early in the third quarter of 2022, subject to customary closing conditions.

About Founder SPAC

Founder is a blank check company whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses. While Founder is not limited to a particular industry or geographic region, the company focuses on businesses within the technology sector, with a specific focus on the theme of Digital Transformation. Founder is led by CEO Osman Ahmed, CFO Manpreet Singh, and Executive Chairman Hassan Ahmed. The company’s independent directors include Jack Selby, Steve Papa, Allen Salmasi, and Rob Theis. Sponsor and advisor, Nikhil Kalghatgi, leads the company’s advisory board.

Important Information About the Business Combination and Where to Find It

Founder’s shareholders and other interested persons are advised to read, carefully and in their entirety, the preliminary proxy statement/consent solicitation statement/prospectus included in the registration statement on Form S-4 (the “Registration Statement”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 1, 2022 (including any amendments or supplements thereto) and, when available, the definitive proxy statement/consent solicitation statement/prospectus, as well as other documents filed with the SEC, as these materials will contain important information about Founder, Rubicon and the other parties to the Merger Agreement (as defined in the Registration Statement), and the Business Combination (as defined in the Registration Statement). After the Registration Statement is declared effective, the definitive proxy statement/consent solicitation statement/prospectus will be mailed to shareholders of Founder as of a record date to be established for voting on the Business Combination and other matters described in the Registration Statement. Founder shareholders will also be able to obtain copies of the proxy statement/consent solicitation statement/prospectus and other documents filed with the SEC that will be incorporated by reference in the proxy statement/consent solicitation statement/prospectus, without charge, once available, at the SEC’s web site at sec.gov, or by directing a request to: Founder SPAC, 11752 Lake Potomac Drive, Potomac, MD, 20854, Attention: Chief Financial Officer, (240) 418-2649.

Participants in the Solicitation

Founder and its directors and executive officers may be deemed participants in the solicitation of proxies from Founder’s shareholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in the Business Combination is contained in the Registration Statement.

Rubicon and its directors and executive officers may also be deemed participants in the solicitation of proxies from the shareholders of Founder in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination is contained in the Registration Statement.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Founder’s and Rubicon’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Founder’s and Rubicon’s expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results, including factors that are outside of Founder’s and Rubicon’s control and that are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted against Founder and Rubicon following the announcement of the Merger Agreement and the transactions contemplated therein; (2) the inability to complete the Business Combination, including due to failure to obtain the approval of the shareholders of Founder, approvals or other determinations from certain regulatory authorities, or other conditions to closing in the Merger Agreement; (3) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement or that could otherwise cause the transactions contemplated therein to fail to close; (4) the inability to obtain or maintain the listing of the combined company’s shares on the New York Stock Exchange following the Business Combination; (5) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (6) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of the combined company to grow and manage growth profitably and to retain its key employees; (7) costs related to the Business Combination; (8) changes in applicable laws or regulations; (9) the possibility that Rubicon or the combined company may be adversely affected by other economic, business, and/or competitive factors; (10) the combined company’s ability to raise financing in the future and to comply with restrictive covenants related to long-term indebtedness; (11) the impact of COVID-19 on Rubicon’s business and/or the ability of the parties to complete the Business Combination; and (12) other risks and uncertainties indicated from time to time in the Registration Statement and other documents filed, or to be filed, by Founder with the SEC.

Founder cautions that the foregoing list of factors is not exclusive. Although Founder believes the expectations reflected in these forward-looking statements are reasonable, nothing in this press release should be regarded as a representation by any person that the forward-looking statements or projections set forth herein will be achieved or that any of the contemplated results of such forward-looking statements or projections will be achieved. There may be additional risks that Founder and Rubicon presently do not know of or that they currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Founder cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither Founder nor Rubicon undertakes any duty to update these forward-looking statements, except as otherwise required by law.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the Business Combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Contacts:

Media Contact – Rubicon

Dan Sampson

Chief Marketing & Corporate Communications Officer

dan.sampson@rubicon.com

rubiconPR@icrinc.com

Investor Relations Contact – Rubicon

Sioban Hickie

ICR, Inc.

rubiconIR@icrinc.com

Founder SPAC Contact

Cody Slach

Gateway Group

(949) 574-3860

FOUN@gatewayir.com

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